-10
1/10/03

02053371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 1/10/03

OMB APPROVAL	
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SEC FILE NUMBER
8- 39814

SEC MAIL PROCESSING SECTION RECEIVED DEC 3 0 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kelmoore Investment Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2471 E. Bayshore Road, Suite 501,
(No. and Street)

Palo Alto, CA 94303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman H. (Hal) Moore, Jr (EVP Compliance) 650 354-8170
(Area Code — Telephone No.)

Shawn K. Young (CFO) 650 354-8170

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

333 Market Street, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN H. MOORE, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELMOORE INVESTMENT COMPANY, INC, as of OCTOBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

SECRETARY OF THE CORPORATION

Title

Linda F. Vegas

Notary Public

LINDA F. VEGAS
Commission # 1384371
Notary Public - California
Santa Clara County
My Comm. Expires Dec 9, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Kelmoore Investment Company, Inc.

Financial Statements
For the Years Ended October 31, 2002, 2001 and 2000

Kelmoore Investment Company, Inc.
Table of Contents

	Page
Report of Independent Accountants	1
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-16
Supplementary Information:	
Schedule I – Computation of Net Capital	18
Schedule II –Reserve Requirements	19
Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5	20

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Kelmoore Investment Company, Inc. (the "Company") at October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 22, 2002

Kelmoore Investment Company, Inc.
Balance Sheets
October 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 1,460,572	$ 1,434,998
Accounts receivable:		
Broker, dealers, and clearing organizations	1,101,017	1,652,420
Mutual funds	387,315	208,989
Customers	-	13,474
Due from employees	191,165	152,370
Prepaid expenses	109,040	176,326
Other	69,776	-
Investments:		
Trading	12,360	1,383,930
Available for sale	160,954	200,976
Other	53,500	53,500
Furniture, equipment and leasehold improvements	725,254	901,357
Deposits	103,857	108,819
Total assets	$ 4,374,810	$ 6,287,159
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable		
Brokers, dealers and clearing organizations	$ 349,947	$ 142,621
Vendors and other	410,181	833,354
Accrued payroll and other expenses	426,007	357,400
Capital leases	223,187	373,400
Sub-lease deposit	2,882	2,882
Total liabilities	1,412,204	1,709,657
Commitments (note 13)		
Stockholders' equity:		
Common stock, 60,000,000 authorized, 46,419,130 and 44,379,130 shares issued and outstanding at October 31, 2002 and 2001	8,948,376	8,756,801
Deferred stock-based compensation	(100,677)	(58,946)
Accumulated other comprehensive loss	(153,425)	(113,403)
Accumulated deficit	(5,731,668)	(4,006,950)
Total stockholders' equity	2,962,606	4,577,502
Total liabilities and stockholders' equity	$ 4,374,810	$ 6,287,159

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Operations
For the years ended October 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue			
Commissions	$10,105,602	$11,081,582	$8,380,091
Management advisory income	3,154,693	3,696,281	3,186,426
Interest and dividends	25,611	54,976	187,757
Realized trading gains (losses)	(64,408)	(647,059)	799,730
Unrealized trading gains (losses)	157,469	(118,096)	(138,961)
Total revenue	13,378,967	14,067,684	12,415,043
Interest expense	69,408	88,674	55,496
Revenue, net of interest expense	13,309,559	13,979,010	12,359,547
Expenses			
Compensation and benefits	6,516,674	6,504,157	4,082,142
Commissions	604,850	856,669	2,666,335
Advertising	1,791,420	2,538,619	1,539,124
Occupancy and related	1,677,869	1,862,638	969,473
Travel and lodging	673,730	973,772	663,836
Clearing charges	539,999	259,710	628,114
Professional fees	512,931	450,784	564,088
Auto expenses	665,404	694,476	514,247
Insurance	845,519	621,302	399,798
Meals and entertainment	450,288	466,357	284,351
Regulatory expenses	130,598	172,557	131,115
Depreciation	333,603	252,406	85,533
Postage and shipping	113,827	103,635	78,558
Mutual fund reimbursement	106,058	645,807	-
Other	71,507	138,270	130,333
Total expenses	15,034,277	16,541,159	12,737,047
Losses before income taxes	(1,724,718)	(2,562,149)	(377,500)
Income tax benefit/(expense)	-	(422,531)	72,832
Net losses after taxes	$ (1,724,718)	$ (2,984,680)	$ (304,668)

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Changes in Stockholders' Equity
For the years ended October 31, 2002, 2001 and 2000

	Common Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance, October 31, 1999	42,340,940	$ 3,711,188	$ (77,647)	$ (3,148)	$ (717,602)	$ 2,912,791
Issuance of common stock	224,856	91,750				91,750
Subordinated note converted to common stock	1,800,000	150,000				150,000
Deferred stock-based compensation, net of amortization		(14,262)	30,211			15,949
Change in unrealized losses on available for sale securities				(49,267)		(49,267)
Net loss					(304,668)	(304,668)
Balance, October 31, 2000	44,365,796	3,938,676	(47,436)	(52,415)	(1,022,270)	2,816,555
Net issuance of common stock	1,960,000	4,770,000				4,770,000
Issuance of common stock on exercise of stock options	53,334	20,000				20,000
Deferred stock-based compensation, net of amortization		28,125	(11,510)			16,615
Change in unrealized losses on available for sale securities				(60,988)		(60,988)
Net loss					(2,984,680)	(2,984,680)
Balance, October 31, 2001	46,379,130	8,756,801	(58,946)	(113,403)	(4,006,950)	4,577,502
Net issuance of common stock	40,000	100,000				100,000
Deferred stock-based compensation, net of amortization		91,575	(41,731)			49,844
Change in unrealized losses on available for sale securities				(40,022)		(40,022)
Net loss					(1,724,718)	(1,724,718)
Balance, October 31, 2002	46,419,130	$ 8,948,376	$ (100,677)	$ (153,425)	$ (5,731,668)	$ 2,962,606

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Cash Flows
For the years ended October 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net (loss)	$(1,724,718)	$(2,984,680)	$ (304,668)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:			
Depreciation	333,603	252,406	85,533
Stock-based compensation	49,844	16,615	15,949
Dividend reinvestments	-	(27,849)	(164,130)
Net realized gain (loss) on sale of trading securities	64,408	647,059	(799,730)
Net unrealized (gain) loss on sale of trading securities	(157,469)	118,096	138,961
Proceeds from sale of trading securities	5,182,252	5,604,907	8,144,507
Purchase of trading securities	(3,717,618)	(6,865,747)	(7,797,833)
Net change in:			
Accounts receivable	386,551	(767,218)	(78,011)
Due from employees	(38,795)	(32,874)	(88,824)
Prepaid expenses	67,286	339,345	(476,393)
Deposits	4,962	(31,690)	(32,506)
Deferred income taxes	-	422,531	-
Other	(69,776)	23,868	-
Accounts payable	(215,847)	335,532	119,484
Accrued payroll and other accrued expenses	68,607	(383,552)	423,360
Total adjustments	1,958,008	(348,571)	(509,633)
Net cash provided by (used in) operating activities	233,290	(3,333,251)	(814,301)
Cash flows from investing activities			
Purchase of fixed assets	(157,473)	(155,292)	(239,918)
Purchase of other investments	-	-	(18,000)
Purchase of available for sale securities	-	(102,000)	(100,100)
Proceeds from sale of available for sale securities	-	95,000	-
Net cash (used in) investing activities	(157,473)	(162,292)	(358,018)
Cash flows from financing activities			
Principal payments on capital leases	(150,241)	(130,393)	(55,546)
Proceeds from issuance of common stock	100,000	4,900,000	91,750
Net cash provided by (used in) financing activities	(50,241)	4,769,607	36,204
Net increase/(decrease) in cash and cash equivalents	25,576	1,274,064	(1,136,115)
Cash and cash equivalents, beginning of year	1,434,996	160,932	1,370,679
Cash and cash equivalents, end of year	$ 1,460,572	$ 1,434,996	$ 234,564
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 69,408	$ 85,102	$ 55,496
Income taxes	$ -	$ -	$ 800
Non-cash financing:			
Conversion of subordinated loan	$ -	$ -	$ 150,000
Capital leases added during the year	$ 41,972	$ 505,281	$ 149,541

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Kelmoore Investment Company, Inc. (the Company) was incorporated on November 1, 1978 under the laws of the State of California. It is a licensed NASD broker/dealer in 50 states with one office in Palo Alto, California. Besides servicing its own accounts, the Company also works with other broker/dealers and their clients to provide covered written brokerage services known as the Kelmoore Strategy™. The Kelmoore Strategy™ combines the purchase of high quality stocks with the concurrent sale of covered options against these stocks.

The Company has also sponsored Mutual Funds. The Mutual Funds are comprised of Kelmoore Strategic Trust (the Trust), Kelmoore Strategy Variable Trust (the Variable Trust) and Kelmoore Strategy Offshore Option Fund (the Fund), (collectively Mutual Funds). The Trust currently operates three funds, the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and Kelmoore Strategy Liberty Fund. The Variable Trust currently operates two funds, the Variable Strategy Fund, and Variable Eagle Fund. The Fund (a Cayman Island entity) is an open-end investment offered only to clients outside of the United States.

The Company derives approximately 85% of its revenue from the Mutual Funds for which it serves as an investment advisor.

2. Summary of Significant Accounting Policies

Generally accepted accounting principles

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation limit.

Investments

The Company accounts for investments under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS No. 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale," or "trading." The Company's investments comprise publicly traded corporate equity securities, nonpublicly traded equity securities and mutual funds. At October 31, 2002 and October 31, 2001, substantially all of the Company's investments were classified as trading. Unrealized gains or losses on these investments are included in current period earnings. The remaining investments are classified as available for sale. Unrealized gains or losses on these

investments are included as a separate component of accumulated other comprehensive income (loss). Securities purchased are recorded on a trade date basis.

Revenue recognition

Management advisory income comprises fees from investment management, primarily from managing Mutual Funds. Commissions primarily include fees from brokerage services provided to Kelmoore's managed accounts and mutual funds. All of these fees are generally recognized over the period that the related service is provided.

The Company has incurred incorporation and marketing expenses relating to the formation of the Mutual Funds. These qualified expenses are reimbursable under the terms of the Mutual Fund Distribution and Service Plan (see Note 4).

In addition, the Company is the investment advisor for the Mutual Funds and receives a fee calculated as a percentage of assets under management. The Company is also a shareholder in the Mutual Funds.

The Company's investment advisory fees from the Mutual Funds for the years ended October 31, 2002, 2001 and 2000 were $2,908,170, $3,100,563, and $2,113,506 respectively.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Payable to clearing broker

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to such transactions. The Company has indemnified the clearing broker for any losses as a result of a customers' nonperformance.

Fair Value of Financial Instruments

The financial instruments of the Company are recorded in the Balance Sheets at market values which approximate fair value as defined by Statement of Financial Accounting Standards No. 107. The fair value of all other financial assets and liabilities (consisting primarily of cash, accounts receivables, prepayments, accounts payable and payroll and other expenses) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 108, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on temporary

differences between the financial reporting and tax bases of its assets and liabilities (see Note 8).

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under the currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Allowance for doubtful accounts

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

Reclassifications

Certain amounts in the prior period have been reclassified to conform to current presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Comprehensive income

The Company adopts the provisions of Financial Accounting Standards (FAS 130), *Reporting Comprehensive Income*. FAS 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income for the Company includes net income and unrealized gains and losses on available-for-sale securities, presented in the accompanying balance sheets.

Accounting for stock-based compensation

The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price of the stock or option award. The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting period of the related options.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2002, the Company had net capital of $1,585,346 which was $1,485,346 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.80 to 1. (See Supplementary Information Schedules I and II).

4. Accounts Receivable – Mutual Funds

The Company in its capacity as investment advisor to the Mutual Funds has voluntarily undertaken to waive and to reimburse certain expenses of the Mutual Funds.

The Company may recoup from the Mutual Funds within the following three years previously waived or reimbursed amounts to the extent such recoupments would not cause the expenses of the respective Mutual Funds to exceed expense limitations. Accounts receivable from Mutual Funds includes investment advisor fees and other qualified reimbursable organizational expenses paid on behalf of the Mutual Funds.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at October 31, 2002 and 2001 consisted of the following:

	2002	2001
Computers and equipment	$ 682,038	$ 579,088
Furnitures and fixtures	542,490	487,967
Tenant improvements	217,197	217,197
Total	1,441,725	1,284,252
Less: accumulated depreciation	(716,493)	(382,895)
Net property, equipment and leasehold improvements	$ 725,232	$ 901,357

The depreciation charged to operations for the years ended October 31, 2002, 2001 and 2000 was $333,603, $252,406, and $85,533 respectively.

The cost of capital leases included in property and equipment totaled $585,235 and $656,029 for the years ended October 31, 2002 and 2001 respectively. Accumulated depreciation on those assets totaled $215,776 and $232,226 for the years ended October 31, 2002 and 2001 respectively.

6. Investment in Equity Securities

Investments on October 31, 2002 are classified as follows:

	Cost	Accumulated Unrealized Gains/(Losses)	Fair Value
Reported as trading			
Various U.S. equities	$ 120,981	$ (108,621)	$ 12,360
Reported as available for sale			
Kelmoore Strategy	70,915	(40,590)	30,325
Kelmoore Offshore Fund	101,726	(39,821)	61,905
Kelmoore Eagle Fund	39,568	(30,638)	8,930
Kelmoore Variable Funds	100,000	(41,545)	58,455
Kelmoore Liberty Fund	2,170	(831)	1,339
	314,379	(153,425)	160,954
Reported as other	53,500	-	53,500
Total investments	$ 488,860	$ (262,046)	$ 226,814

Investments on October 31, 2001 are classified as follows:

	Cost	Accumulated Unrealized Gains/(Losses)	Fair Value
Reported as trading			
Various U.S. equities	$ 1,640,987	$ (257,057)	$ 1,383,930
Reported as available for sale			
Kelmoore Strategy	70,915	(33,153)	37,762
Kelmoore Offshore Fund	101,726	(19,846)	81,880
Kelmoore Eagle Fund	39,568	(28,460)	11,108
Kelmoore Variable Funds	100,000	(31,450)	68,550
Kelmoore Liberty Fund	2,170	(494)	1,676
	314,379	(113,403)	200,976
Reported as other	53,500	-	53,500
Total investments	$ 2,008,866	$ (370,460)	$ 1,638,406

7. Income Taxes

At October 31, 2002 and 2001 the differences resulting in the deferred tax asset included (a) accumulated depreciation calculated for federal tax purposes which differed from that calculated for financial statement purposes, (b) unrealized gains and losses on available-for-sale securities, (c) state tax differences arising from state depreciation differences, and (d) net operating loss carryforwards. Federal net operating loss carryforwards consisted of $3,688,331 and $3,320,954 at October 31, 2002 and 2001, respectively, which may be carried forward for periods ranging up to 20 years. State net operating loss carryforwards consisted of $1,819,107 and $1,579,631 at October 31, 2002 and 2001, respectively, which may be carried forward for periods ranging from up to 5 years. Federal and state capital losses consist of $647,059 and can be carryforwards up to five years. There are federal and state charitable contribution carryforwards of $58,116. At October 31, 2002, a valuation allowance has been provided against the related deferred tax assets.

The components of net tax expense/(benefit) reflected in the statement of operations are set forth below:

	Year Ended October 31,		
	2002	2001	2000
Deferred taxes:			
Federal	$ (399,004)	$ (815,569)	$ (55,786)
State and local	(81,679)	(95,699)	(17,046)
Total deferred expense/(benefit)	(480,683)	(911,268)	(72,832)
Valuation allowance	480,683	911,268	-
Reserve for prior year deferred assets	-	422,531	-
Total income tax expense/(benefit)	$ -	$ 422,531	$ (72,832)

Significant components of the Company's deferred tax assets and liabilities are set forth below:

	2002			2001		
	Federal	State	Total	Federal	State	Total
Year Ended October 31,						
Deferred tax/assets (liabilities):						
Losses on trading securities	$ -	$ -	$ -	$ 38,557	$ 10,025	$ 48,582
Depreciation	(8,077)	(2,100)	(10,177)	(14,639)	(1,445)	(16,084)
Tax losses	1,564,890	231,998	1,796,888	1,129,124	139,639	1,268,763
Other	27,771		27,771	32,538	-	32,538
Gross deferred tax assets	1,584,584	229,898	1,814,482	1,185,580	148,219	1,333,799
Valuation allowance	(1,584,584)	(229,898)	(1,814,482)	(1,185,580)	(148,219)	(1,333,799)
Net deferred tax asset	$ -	$ -	$ -	$ -	$ -	$ -

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is set forth below:

	2002	2001	2000
US federal statutory income tax/(benefit) rate	(34) %	(34) %	(34) %
Increase/(decrease) related to:			
State and local taxes, net of US income tax effects	(3)	(3)	(3)
Permanent differences	8	4	18
Change in valuation allowance	26	52	-
Other	3	(3)	-
Effective income tax/(benefit) rate	- %	16 %	(19) %

8. Accrued Payroll

Included in accrued payroll and other expenses for the years ended October 31, 2002 and 2001 are accrued payroll, payroll taxes, vacation expense, 401k payable, and other accrued expenses. Payroll related and other accruals are $346,749 and $357,400, respectively.

9. 401(k) Savings Plan

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 20% of their salary, subject to the Internal Revenue Service limits. Under the terms of the plan, the Company may elect to contribute up to 7.5% of the employees' qualified compensation. For the years ended October 31, 2002, 2001 and 2000 the employer contributions were $0, $254,486, and $263,811 respectively.

10. Common Stock

During the year ended October 31, 2001 the Company issued 1,960,000 shares at $2.50 per share in a private placement offer. Net proceeds of $4,770,000 was received by the Company after deductions commissions and expenses of $130,000.

11. Stock Options Plan

On August 3, 1999, the Company established The 1999 Kelmoore Investment Company, Inc. Stock Option Plan, (the Plan) and reserved 6,000,000 shares for issuance under the Plan. The Company increased the authorized shares under the Plan to 10,000,000 shares in April 2000. The Plan provides for the granting of options to buy shares of common stock intended either to qualify as incentive stock options under the Internal Revenue Code or nonqualified stock options.

Non-qualified options are granted at 85% of the fair market value on the date of grant. Qualified options are granted at the fair market value on the date of grant. Market value is the fair value of the Company's common stock as determined by the Board of Directors on the grant date. The option price under the Plan is the fair value of the shares or 110% of such fair value in the case of a 10% stockholder, on the date of grant. Under the Plan, options generally vest over four years, 25% one year after grant, and 2.08% each subsequent month. These options are exercisable for a period of no more than ten years from the date of grant.

Following is a summary of stock option activity for each of the three years ended October 31, 2002:

	Qualified Options	Non-Qualified Options	Total Options	Weighted-Average Exercise Price per Share
Outstanding at October 31, 1999	1,728,000	2,470,000	4,198,000	0.364
Granted	2,185,000	-	2,185,000	0.745
Cancelled	-	270,000	270,000	0.319
Outstanding at October 31, 2000	3,913,000	2,200,000	6,113,000	0.512
Granted	3,365,000	125,000	3,490,000	2.491
Exercised	53,334	-	53,334	0.375
Cancelled	601,666	-	601,666	1.014
Outstanding at October 31, 2001	6,623,000	2,325,000	8,948,000	1.188
Granted	350,000	75,000	425,000	2.500
Cancelled	1,649,000	-	1,649,000	1.809
Outstanding at October 31, 2002	5,324,000	2,400,000	7,724,000	1.128

The weighted average exercise price and fair value at October 31, 2002 were as follows:

	2002				
	Options Outstanding			Options Exercisable	
Range of Exercise prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.319 to $0.413	3,344,000	6.692	0.367	3,190,781	0.359
$0.5	1,600,000	7.242	0.500	1,103,356	0.500
$1.5	235,000	7.834	1.500	127,224	1.500
$2.125-$2.5	2,545,000	8.676	2.489	792,492	2.377
	7,724,000	7.494	1.128	5,213,853	0.723

In connection with certain stock option grants during 2002, 2001 and 2000, the Company has recognized unearned compensation that is being amortized over the vesting periods of the related options. Stock-based compensation recognized during the year ended October 31, 2002, 2001 and 2000 totaled $49,844, $16,615, and $15,949 respectively.

In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 2002, 2001 and 2000 was $0.37, $0.22, and $0.16, respectively.

The following assumptions were used in determining the fair value of options granted and warrants issued:

	2002	2001	2000
Weighted average risk-free interest rates	4.07%	5.48%	6.03%
Expected lives	4 years	4 years	4 years
Expected dividend yield	-	-	-
Volatility	-	-	-

Had compensation cost for the Plans been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts below:

	2002	2001	2000
Net loss, as reported	$(1,724,718)	$(2,984,680)	$ (304,668)
Net loss, pro forma	$(2,102,028)	$(3,246,592)	$ (412,121)

12. Commitments

The Company leases office space located in Embarcadero Corporate Center in Palo Alto, California under non-cancelable operating leases expiring through September 30, 2006.

In addition, the Company has leased several vehicles, which are personally guaranteed by the majority shareholder. The remaining terms on these leases range from one to three years.

Leases payable represent various secured contracts (capitalized leases) used to acquire furniture and equipment. The terms of the contracts are thirty-six months with varying interest rates. The total payments of principal and interest are $14,818 per month.

Future minimum lease payments required under the capital and operating leases are as follows:

	2002		2001	
	Operating Leases	Capital Leases	Operating Leases	Capital Leases
2002	$ -	$ -	$ 928,054	$222,891
2003	1,321,416	175,599	962,000	$159,915
2004	1,187,023	75,104	995,670	57,809
2005	1,126,419	751	1,030,519	-
2006	478,209	-	444,411	-
Total minimum lease payments	$ 4,113,067	$ 251,454	$4,360,654	$440,615
Less amount representing interest		(28,267)		(67,215)
Net lease liability		$ 223,187		$373,400

Rent expense under operating leases for the years ended October 31, 2002, 2001 and 2000 amounted to $1,115,726, $1,137,834, and $767,513 respectively.

13. Related Party Transactions

Due from employees

Notes receivable balances in the amount of $75,034 and $56,038 were repaid during the year ended October 31, 2002 and 2001, respectively. These loans carry interest at prime rate and repayment terms vary by employee.

Subordinated loan

In January of 2000 the majority shareholder, Ralph Kelmon, purchased from Mildred Kelmon her subordinated loan of $150,000. Under the conversion option, the loan amount was converted to 1,800,000 shares of common stock on April 27, 2000.

Stock

During the fiscal year ended October 31, 2001 there were the following related party transactions:

2001	Shares	Dollar
Sales of stock:		
Board members	110,000	$ 275,000
Exercise of stock options by an employee	53,334	20,000
Total related party sale of stock	163,334	$ 295,000

14. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The securities owned are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits.

15. Litigation

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operations of the Company.

Supplementary Information

Kelmoore Investment Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of October 31, 2002 — Supplementary Schedule I

Computation of net capital		
Stockholder's equity (from Balance Sheets)		$ 2,962,606
Non-allowable assets		1,268,772
Net capital before haircut on securities positions		1,693,834
Haircuts on securities		(108,488)
Net capital		$ 1,585,346
Aggregate indebtedness		$ 1,273,836
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 84,922
Minimum dollar net capital requirement	(B)	$ 100,000
Net capital requirement (greater of (A) or (B))		$ 100,000
Excess net capital (net capital, less net capital requirement)		$ 1,485,346
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 1,457,962
Ratio: Aggregate indebtedness to net capital		0.80:1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS report as filed for the period ended October 31, 2002.

Kelmoore Investment Company, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2002 — Supplementary Schedule II

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.